                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2003

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: NO PLANS TO CONVERT SAVINGS SHARES TO ORDINARY STOCK

Rome, 7 August 2003 – Telecom Italia Media wishes to make it known that reports that have appeared in the press today regarding the possible conversion of Telecom Italia Media savings shares to ordinary shares are entirely groundless.

In response to a recommendation by Borsa Italiana S.p.A. (the company that operates the Italian stock exchange) and with a view to helping the market attribute a correct value to non-convertible Telecom Italia Media savings shares, Telecom Italia Media would like to point out that the volume of saving shares (“Telecom Italia Media Risparmio”) currently in circulation is very small. Specifically, the savings shares, which have a nominal value of €0.03 (three euro cents) each, number 51,614, 574, out of the total of 3,129,799,838 shares that make up the share capital of the company.

The main attributes of Telecom Italia Media non-convertible savings shares are set out in the Company bylaws at Article 6, which states as follows:

ARTICLE 6

“The General Shareholders’ Meeting may resolve to issue shares with varying rights, in accordance with law.

Within the limits and conditions established by law, the shares may be bearer shares.

Bearer shares may be converted into registered shares and vice versa at the request and expense of the interested party.

Savings shares have the privileges and rights described in this article.

Net profits and reported in the regularly approved balance sheet, less allocations to legal reserves, must be distributed to holders of savings shares up to an amount equal to five percent of the par value of the shares.

Any profits remaining after allocating the savings shares as established in the previous paragraph and as resolved by the General Shareholders’ Meeting shall be distributed among all shares so that savings shares receive a greater cumulative dividend than common shares, equal to two percent more than cumulative dividends paid to ordinary shareholders.

When a dividend that is less than the amount indicated in the fifth paragraph above is allocated to savings shares during any fiscal year, the difference shall be added to the preferred dividend during the two subsequent fiscal years.

In the case of distribution of reserves, savings shares have the same rights of other shares. Consequently, if the net profits for the financial year are insufficient or absent altogether, the shareholders’ meeting that approves the financial statements shall have the faculty of using available reserves to satisfy shareholder claims on assets as defined in the fifth paragraph above, including the additions as defined in the seventh paragraph above.

A capital stock reduction due to losses shall not entail a reduction in the par value of savings shares except for the portion of the loss exceeding the total par value of the other shares.

At the winding up of the company, savings shares shall have preference in redemption of capital stock for the full par value.

In order to provide the common share representative with sufficient information on operations that may impact on the price development of savings shares, said representative shall be sent notices with regard to this matter, as it is relevant and required by law.

If at any time common or savings shares of the company are excluded from trading, savings shares shall retain their rights and characteristics, unless savings shareholders are given the right to request conversion of their shares to preferred shares listed on the exchange, with the same characteristics as the savings shares, in accordance with pertinent legal provisions in effect at that time, and the right to vote in Extraordinary Shareholders’ Meetings. The right to convert may be exercised by savings shareholders according to the terms and conditions to be defined by a resolution of the Extraordinary Shareholders’ Meeting convened for this purpose, subject to approval by a meeting of savings shareholders, if applicable.”

Telecom Italia Media

Communication & Media Relations

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

www.telecomitaliamedia.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 7th, 2003

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer